Exhibit 99.1

AMBIPAR PARTICIPAÇÕES E EMPREENDIMENTOS S.A. - EARNINGS RELEASE 3Q23

RESPONSE SEGMENT

HIGHLIGHTS

BRL million	3Q23	3Q22	Chg.	2Q23	Chg.	9M23*	9M22	Chg.
GROSS REVENUE	702.6	431.8	62.7%	660.4	6.4%	1,990.1	1,145.5	73.7%
DEDUCTIONS	-61.5	-33.7	82.5%	-48.3	27.3%	-140.7	-92.9	51.5%
NET REVENUE	641.1	398.1	61.0%	612.1	4.7%	1,849.4	1,052.6	75.7%
GROSS PROFIT	192.2	115.3	66.7%	157.9	21.7%	495.4	297.3	66.6%
GROSS MARGIN	30.0%	29.0%	1.0 p.p.	25.8%	4.2 p.p.	26.8%	28.2%	-1.5 p.p.

* 9M23 EBITDA and EBITDA margin adjusted to exclude extraordinary expenses and non-cash from NYSE listing.

GROSS REVENUE

RESPONSE
COMPOSITION OF GROSS REVENUE R$ million	3Q21	4Q21	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23	3Q23
GROSS REVENUE	262.4	281.5	350.4	363.3	431.8	667.8	627.1	660.4	702.6
Brazil	82.2	77.1	112.5	122.8	159.4	202.5	208.7	244.5	270.9
International	180.2	204.4	237.9	240.6	272.4	465.3	418.4	415.9	431.8
Latam (ex Brazil)	47.7	50.1	57.9	58.7	44.1	50.3	55.8	54.3	61.7
Europe	50.1	48.1	47.8	50.5	51.8	64.7	56.1	46.0	42.8
North America	82.4	106.2	132.2	131.3	176.5	350.3	306.5	315.5	327.3

Our operations had revenue variations as expected. Gross revenue reached R$703 million in 3Q23, 62.7% higher than 3Q22 and up by 6.4% compared to 2Q23.

BRAZIL

COMPOSITION OF GROSS REVENUE R$ million	3Q23	3Q22	Chg. 3Q23 x3Q22	2Q23	Chg. 3Q23 X2Q23	9M23	9M22	Chg. 9M23 x 9M22
RESPONSE
GROSS REVENUES	702.6	431.8	62.7%	660.4	6.4%	1,990.1	1,145.5	73.7%
Brazil	270.9	159.4	70.0%	244.5	10.8%	724.1	394.6	83.5%
Subscriptions Brazil	40.3	35.9	12.4%	39.6	1.9%	118.1	103.3	14.3%
Services Brazil	230.5	123.5	86.7%	204.9	12.5%	606.0	291.3	108.0%

Attended Services		3Q22	4Q22	1Q23	2Q23	3Q23	Chg. 3Q23 x3Q22
Brazil	Gross Revenue (BRL Million)	123.5	165.5	170.5	204.9	230.5	86.7%
	Number of Services Provided	2,435	2,594	2,727	3,075	3,237	32.9%
	Average Ticket (BRL Thousand)	50.7	63.8	62.5	66.6	71.2	40.4%

•	Gross Revenue in Brazil grew in all comparisons, mainly driven by the provision of scheduled industrial services and emergencies in the road and rail sectors.
•	The average ticket rose YoY and QoQ reflecting higher complexity of attended services.
•	This result is related to the integration and cross-selling between the business areas.

LATAM

COMPOSITION OF GROSS REVENUE R$ million	3Q23	3Q22	Chg. 3Q23 x3Q22	2Q23	Chg. 3Q23 X2Q23	9M23	9M22	Chg. 9M23 x 9M22
RESPONSE
GROSS REVENUES	702.6	431.8	62.7%	660.4	6.4%	1,990.1	1,145.5	73.7%
International	431.8	272.4	58.5%	415.9	3.8%	1,266.1	750.8	68.6%
Latam (ex-Brazil)	61.7	44.1	39.8%	54.3	13.5%	171.8	160.7	6.9%
Subscriptions Latam	35.8	34.6	3.7%	34.6	3.6%	106.5	100.2	6.3%
Services Latam	25.8	9.6	170.0%	19.7	30.9%	65.3	60.5	7.9%

Attended Services		3Q22	4Q22	1Q23	2Q23	3Q23	Chg. 3Q23 x3Q22
Latam (Ex Brazil)	Gross Revenue (BRL Million)	9.6	14.8	19.7	19.7	25.8	170.0%
	Number of Services Served	80	104	95	90	102	27.5%
	Average Ticket (BRL Thousand)	119.6	142.3	207.6	219.4	253.4	111.8%

Latam gross revenue had a negative exchange rate impact between 2Q23 vs. 3Q23, due to the 7.9% appreciation of the Real against the Chilean Peso. On a Local currency view, Revenues showed slight growth. The good result in profitability of the operation in Chile stands out, which benefited from services for large clients in the mining, engineering and steel industry

EUROPE

COMPOSITION OF GROSS REVENUE R$ million	3Q23	3Q22	Chg. 3Q23 x3Q22	2Q23	Chg. 3Q23 X2Q23	9M23	9M22	Chg. 9M23 x 9M22
RESPONSE
GROSS REVENUES	702.6	431.8	62.7%	660.4	6.4%	1,990.1	1,145.5	73.7%
International	431.8	272.4	58.5%	415.9	3.8%	1,266.1	750.8	68.6%
Europe	42.8	51.8	-17.4%	46.0	-7.0%	145.0	150.1	-3.4%
Subscriptions Europe	4.3	3.7	16.4%	4.6	-5.4%	13.7	11.1	23.6%
Services Europe	38.5	48.1	-20.0%	41.5	-7.1%	131.2	139.0	-5.6%

Attended Services		3Q22	4Q22	1Q23	2Q23	3Q23	Chg. 3Q23 x3Q22
Europe	Gross Revenue (BRL Million)	48.1	60.0	51.3	41.5	38.5	-20.0%
	Number of Services Served	5,922	5,974	5,947	5,798	5,854	-1.1%
	Average Ticket (BRL Thousand)	8.1	10.0	8.6	7.2	6.6	-19.0%

•	In Europe, we saw a quarterly drop in revenue, due to lower industrial demand and fewer railway emergencies and coast guard services.
•	On the positive side, we have become emergency response suppliers for data center companies in Europe.
•	The operation has shown satisfactory profitability, there was an emphasis on winning contracts with better margins in industrial services, compensating for the drop in revenue.
•	The region puts Ambipar in a position to capture contracts across EMEA.

NORTH AMERICA

COMPOSITION OF GROSS REVENUE R$ million	3Q23	3Q22	Chg. 3Q23 x3Q22	2Q23	Chg. 3Q23 X2Q23	9M23	9M22	Chg. 9M23 x 9M22
RESPONSE
GROSS REVENUES	702.6	431.8	62.7%	660.4	6.4%	1,990.1	1,145.5	73.7%
International	431.8	272.4	58.5%	415.9	3.8%	1,266.1	750.8	68.6%
North America	327.3	176.5	85.5%	315.5	3.7%	949.3	440.0	115.7%

Attended Services		3Q22	4Q22	1Q23	2Q23	3Q23	Chg. 3Q23 x3Q22
North America	Gross Revenue (BRL Million)	176.5	350.3	306.5	315.5	327.3	85.5%
	Number of Services Served	2,991	3,117	3,228	3,660	3,751	25.4%
	Average Ticket (BRL Thousand)	59.0	112.4	95.0	86.2	87.2	47.9%

•	North American operations continue its growth trajectory in industrial and emergency services, with emphasis on performance in Texas, which has provided services to the agricultural market.
•	In Canada, services for the oil and gas industry and infrastructure stand out.

NET REVENUE

R$ million	3Q23	3Q22	Chg.	2Q23	Chg.	9M23	9M22	Chg.
Gross Revenues	702.6	431.8	62.7%	660.4	6.4%	1,990.1	1,145.5	73.7%
Deductions	-61.5	-33.7	82.5%	-48.3	27.3%	-140.7	-92.9	51.5%
Net Revenues	641.1	398.1	61.0%	612.1	4.7%	1,849.4	1,052.6	75.7%
% Deductions / Gross Revenues	-8.8%	-7.8%	-1.0 p.p.	-7.3%	-1.4 p.p.	-7.1%	-8.1%	1.0 p.p.

•	The variation in net revenue accompanied the evolution of gross revenue by geography, and the revenue deductions for each region. There was no significant change in the tax structure of each market, with higher deductions in the Brazilian market than in the international market.

COST OF PRODUCTS/SERVICES (CASH)

RESPONSE
COST OF SERVICES R$ million	3Q23	3Q22	Chg.	2Q23	Chg.	9M23	9M22	Chg.
Personnel	260.0	137.7	88.8%	253.4	2.6%	751.1	375.9	99.8%
Third parties	102.7	45.1	127.9%	92.2	11.5%	283.7	141.4	100.6%
Maintenance	22.7	15.5	46.2%	24.7	-8.3%	67.2	30.2	122.7%
Travel	19.7	6.7	192.1%	19.2	2.7%	56.1	16.0	250.8%
Freight	1.2	1.3	-6.9%	0.8	53.3%	3.5	3.6	-4.2%
Rentals	-21.2	3.3	N.M.	11.7	N.M.	1.3	22.4	-94.4%
Fuel	16.1	19.8	-18.4%	12.8	26.4%	41.5	50.7	-18.1%
Materials	4.6	10.4	-56.0%	5.2	-11.5%	17.7	17.1	2.9%
Telecommunications	3.7	1.0	262.1%	2.9	29.1%	10.2	2.2	358.4%
Marketing	4.6	5.5	-15.5%	5.3	-12.6%	13.0	6.7	94.0%
Taxes	1.1	5.9	-82.3%	4.2	-75.1%	16.1	21.5	-25.1%
Others	33.6	30.5	10.2%	21.9	53.8%	92.8	67.5	37.3%
TOTAL	448.8	282.8	58.7%	454.1	-1.2%	1,354.0	755.3	79.3%

RESPONSE
COST OF SERVICES R$ million	3Q21	4Q21	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23	3Q23
Net Revenue	233.4	255.6	321.9	332.6	398.1	632.3	596.3	612.1	641.1
Personnel	91.3	96.4	118.0	120.2	137.7	271.5	237.6	253.4	260.0
Third parties	28.8	27.7	46.8	49.5	45.1	69.0	88.8	92.2	102.7
Maintenance	4.5	6.2	6.6	8.1	15.5	27.8	19.8	24.7	22.7
Travel	3.8	4.3	4.6	4.6	6.7	17.2	17.2	19.2	19.7
Freight	0.8	0.9	1.1	1.2	1.3	13.4	1.5	0.8	1.2
Rentals	7.2	7.1	9.6	9.5	3.3	8.6	10.7	11.7	-21.2
Fuel	6.6	9.0	12.2	18.7	19.8	7.5	12.6	12.8	16.1
Materials	3.2	3.5	3.3	3.5	10.4	5.2	7.9	5.2	4.6
Telecommunications	0.5	0.7	0.7	0.6	1.0	4.2	3.7	2.9	3.7
Marketing	0.3	1.5	0.5	0.7	5.5	4.1	3.1	5.3	4.6
Taxes	3.6	3.7	9.3	6.2	5.9	-1.3	10.8	4.2	1.1
Others	9.0	14.4	16.3	20.8	30.5	27.0	37.3	21.9	33.6
Total	159.4	175.3	229.0	243.6	282.8	454.2	451.0	454.1	448.8

Percentage of Net Revenue

RESPONSE
COST OF SERVICES R$ million	3Q21	4Q21	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23	3Q23
Net Revenue	233.4	255.6	321.9	332.6	398.1	632.3	596.3	612.1	641.1
Personnel	39.1%	37.7%	36.7%	36.1%	34.6%	42.9%	39.9%	41.4%	40.6%
Third parties	12.4%	10.9%	14.5%	14.9%	11.3%	10.9%	14.9%	15.1%	16.0%
Maintenance	1.9%	2.4%	2.1%	2.4%	3.9%	4.4%	3.3%	4.0%	3.5%
Travel	1.6%	1.7%	1.4%	1.4%	1.7%	2.7%	2.9%	3.1%	3.1%
Freight	0.3%	0.3%	0.4%	0.3%	0.3%	2.1%	0.2%	0.1%	0.2%
Rentals	3.1%	2.8%	3.0%	2.9%	0.8%	1.4%	1.8%	1.9%	-3.3%
Fuel	2.8%	3.5%	3.8%	5.6%	5.0%	1.2%	2.1%	2.1%	2.5%
Materials	1.3%	1.4%	1.0%	1.1%	2.6%	0.8%	1.3%	0.8%	0.7%
Telecommunications	0.2%	0.3%	0.2%	0.2%	0.3%	0.7%	0.6%	0.5%	0.6%
Marketing	0.1%	0.6%	0.2%	0.2%	1.4%	0.6%	0.5%	0.9%	0.7%
Taxes	1.5%	1.4%	2.9%	1.9%	1.5%	-0.2%	1.8%	0.7%	0.2%
Others	3.9%	5.6%	5.1%	6.2%	7.7%	4.3%	6.3%	3.6%	5.2%
Total	68.3%	68.6%	71.1%	73.2%	71.0%	71.8%	75.6%	74.2%	70.0%
Gross Margin	31.7%	31.4%	28.9%	26.8%	29.0%	28.2%	24.4%	25.8%	30.0%

Costs remained stable as a percentage of revenue when comparing 3Q23 vs. 2Q23, reflecting the company's business mix. There were no highlights in the composition of costs in this quarter. The largest cost components – Personnel, Third Parties, Maintenance, Fuel and Travel – represented more than 85% of total costs.

Rental costs were reversed this quarter, due to the reclassification of expenditure relating to 2023 of operations in North America, which did not adopt the IFRS 16 standard.

GROSS PROFIT

Gross profit grew over 3Q22. Gross margin for 3Q23 reached 30.0%, a result of 1.0 pp. higher than 3Q22 and up by 4.2 pp. compared to 2Q23. The improvement in gross margin in relation to 2Q23, is due to better performance in Brazil and Canada.

It is worth noting that part of the margin increase in 3Q23 is due to the accounting adjustment to IFRS 16 carried out in this period and will not be recurring.

CAPEX RESPONSE

In 3Q23, addition of Fixed Assets was R$75.6 million. In Response, we invested in Latin America in the new training camp in Chile and in Brazil, we acquired equipment to support the expansion of the operation, mainly for air services.

Additions to Fixed Assets R$ million	3Q23	3Q22	Chg. 3Q23 x3Q22	2Q23	Chg. 3Q23 x 2Q23	9M23	9M22	Chg. 9M23 x 9M22
Response	75.6	69.9	8.1%	41.9	80.2%	186.5	160.8	16.0%
(+) Brazil	45.4	52.3	-13.2%	11.6	292.2%	100.8	111.1	-9.3%
(+) LATAM (ex-Brazil)	15.8	0.7	2052.6%	19.8	-20.3%	36.7	2.7	1262.8%
(+) Europe	1.4	2.4	-44.2%	1.8	-26.4%	5.0	6.1	-17.3%
(+) North America	13.1	14.4	-9.4%	8.7	49.4%	44.0	40.9	7.6%

Additions to Fixed Assets R$ million	3Q21	4Q21	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23	3Q23
Response	46.2	12.9	64.8	26.1	69.9	72.5	69.0	41.9	75.6
(+) Brazil	32.5	7.1	49.9	8.9	52.3	37.9	43.8	11.6	45.4
(+) LATAM (ex-Brazil)	2.0	2.1	0.0	1.9	0.7	4.0	1.1	19.8	15.8
(+) Europe	2.6	2.8	3.2	0.5	2.4	2.1	1.8	1.8	1.4
(+) North America	9.2	0.9	11.8	14.7	14.4	28.5	22.2	8.7	13.1

	3Q23		9M23
Expansion and Maintenance Capex	Capex (R$ Million)	% Group Revenue	Capex (R$ Million)	% Group Revenue
Service Expansion	85.0	7.2%	227.4	6.4%
RESPONSE	39.6	3.4%	101.9	2.9%
Response Brazil	23.9	2.0%	55.8	1.6%
Response Latam (Ex. Brazil)	15.7	1.3%	34.3	1.0%
Response Europe	0.0	0.0%	0.3	0.0%
Response North America	0.0	0.0%	11.5	0.3%
Service Maintenance	80.3	6.8%	208.3	5.9%
RESPONSE	36.0	3.0%	84.8	2.4%
Response Brazil	21.5	1.8%	45.1	1.3%
Response Latam (Ex. Brazil)	0.0	0.0%	2.3	0.1%
Response Europe	1.4	0.1%	4.8	0.1%
Response North America	13.1	1.1%	32.5	0.9%